April 17, 2019

Stephen Spengler
Chief Executive Officer
Intelsat S.A.
4 rue Albert Borschette
Luxembourg
Grand-Duchy of Luxembourg L-1246

       Re: Intelsat S.A.
           Form 20-F for the Fiscal Year Ended December 31, 2018
           Filed February 20, 2019
           File Number 001-35878

Dear Mr. Spengler:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Telecommunications